UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Multi-Corp. International Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

62540Q109
(CUSIP Number)

Robert Baker
Bay #20, 4216 – 64th Ave S.E.
Calgary, AB, Canada T2C 2B3
(403) 279-7554
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62540Q109

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Robert Baker

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	45,066,004 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	45,066,004 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	45,066,004 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	51.70%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                      Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed on February 27, 2012 (the “Original 13D”) filed by Robert Baker (the “Reporting Person”), with respect to the Common Stock, $0.001 par value, of Multi-Corp International Inc. (the “Issuer”).  Its principal executive offices are located at 952 N. Western Avenue, Los Angeles, CA 90029.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, items in the Schedule 13D remain unchanged.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3. is restated as follows:

The Reporting Person held a total of 1,922 pre-split shares (4 post-split shares) of common stock on February 9, 2012 when they acquired 70,000,000 (70,000 post-split) shares on February 9, 2012 from Ilya Khasidov (“Khasidov”) for the payment of $7,000 to Khasidov.

On February 27, 2012, the Reporting Person acquired a total of 25,000,000 pre-split shares (25,000 post-split) of common stock as consideration for management services from the date of his appointment as a director and officer to the date of issuance on February 27, 2012.  The value of the share issuance was deemed to be $0.01 per share for total consideration of $250,000.

On September 13, 2012, the Reporting Person acquired a total of 44,971,000 post-split shares of common stock of the Issuer pursuant to an assignment of debt from a creditor of the Issuer to the Reporting Person in July, 2012.   The cash consideration paid by the Reporting Person to acquire the debt was $44,971.

Item 5.                      Interest in Securities of the Issuer

Items 7 through 11 and 13 of the cover page of this Amendment No. 1 are incorporated hereby by reference.  Such information is based upon 87,164,765 shares of the Issuer’s common stock outstanding as of January 10, 2013, as provided to the Reporting Person by the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2013
Date

/s/ Robert Baker
Signature

Robert Baker/Reporting Person
Name/Title